Exhibit 99.2

CONSENT OF QUALIFIED PERSON

I, Mario E. Rossi, consent to the public filing of the technical report titled “Mineral Resource Estimate Update - NI 43-101 Technical Report Warintza Project, Ecuador” with an effective date of July 1, 2024 (the “Technical Report”) by Solaris Resources Inc.

I consent to the use of any extracts from, or a summary of, the Technical Report in the news release of Solaris Resources Inc. titled “Solaris Reports In-Pit Mineral Resources Including Higher Grade Mineralization; Over 30,000m Drilling in H2/24 Targeting Open Extensions and Infill to Upgrade Resources; Concurrent District Exploration” dated July 22, 2024 (the “Written Disclosure”).

I certify that I have read the Written Disclosure and that the Written Disclosure fairly and accurately represents the information in the Technical Report.

Dated September 5, 2024.

“Signed and Sealed”
Mario E. Rossi, RM-SME; Fellow, AusIMM; GeoSystems International, Inc.